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                                                                    EXHIBIT 99.1
FOR IMMEDIATE RELEASE
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E*TRADE Media Contacts:            Investor Contacts:
Heather Fondo                      Len Purkis
(650) 331-5248                     (650) 331-6076
hfondo@etrade.com                  lpurkis@etrade.com

Bronwyn Wormell                    Susan Wolfrom
(650) 331-5978                     (650) 331-5303
bwormell@blancandotus.com          swolfrom@etrade.com




  E*TRADE GROUP, INC. TO SELL $500 MILLION IN CONVERTIBLE SUBORDINATED NOTES


MENLO PARK, Calif., January 25, 2000 - E*TRADE Group, Inc. (Nasdaq: EGRP) today announced its intention to raise approximately $500 million, subject to market and other conditions, through a Rule 144A offering of convertible subordinated notes. The notes will be convertible, at the option of the holder, into shares of E*TRADE's common stock and will be non-callable for three years.

     E*TRADE expects to use approximately $150,000,000 of the net proceeds to refinance outstanding senior secured indebtedness and the remaining net proceeds for general corporate purposes, including financing the future growth of the business.

     This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

     The notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under such act.
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Important Notice

E*TRADE is a registered trademark of the company. All other trademarks are properties of their respective owners. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, market acceptance of the Destination E*TRADE web site, anticipated increases in the rate of new customer acquisition, the conversion of new visitors to the site to customers, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. Further information about these risks and uncertainties can be found in the information included in the annual report filed by the company with the SEC on Form 10-K (including information under the caption "Risk Factors") and quarterly reports on Form 10-Q.